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	November 9, 2010	BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO VIENNA

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock MuniAssets Fund, Inc. (“MUA”)

BlackRock Apex Municipal Fund, Inc. (“APX”)

Dear Mr. Ganley:

We received your oral comments on October 15, 2010 and October 18, 2010 to the Joint Proxy Statement/Prospectus on Form N-14 filed on September 15, 2010 (Nos. 333-169396 and 811-07642) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 regarding the reorganization (“Reorganization”) of APX into MUA (collectively, the “Funds”).

The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Joint Proxy Statement/Prospectus on the Funds’ behalf. These changes have been reflected in Pre-Effective Amendment No. 1 to the Funds’ Joint Proxy Statement/Prospectus, which accompanies this letter and is marked to show the changes made in response to your comments, as well as other changes made to the Joint Proxy Statement/Prospectus since the initial filing. All changes were conformed throughout the Registration Statement, where applicable.

For ease of reference, we have included your comments below followed by our responses. All capitalized terms not defined herein are defined in the Registration Statement. All page numbers referenced in this letter are page numbers in the Form N-14 as filed on September 15, 2010.

Securities and Exchange Commission

November 9, 2010

Comments

Comment 1: General Comment.

Explain in the response letter why the Reorganization is structured as a triangular merger with APX being merged into a wholly owned subsidiary of MUA (the “Merger Subsidiary”). Include a representation that the assets of APX will remain in the Merger Subsidiary for less than 24 hours.

Response: The Reorganization is being structured as a state law merger of APX with and into the Merger Subsidiary, rather than a direct transfer of APX’s assets to MUA, in order to eliminate any uncertainty about whether the Reorganization would satisfy the requirements for a tax-free reorganization under the Internal Revenue Code of 1986, as amended. Under the state-law merger structure, MUA will still acquire all of the assets held by APX at the time of the Reorganization. APX will merge with and into the Merger Subsidiary on the effective date of the Reorganization. The Merger Subsidiary will be the surviving entity after the completion of the Reorganization and will distribute all of its assets (including all of the former assets of APX) to MUA. The distribution will occur on the effective date of the Reorganization. In no event will the Merger Subsidiary hold any assets for more than 24 hours after the completion of the Reorganization.

Comment 2: General Comment.

Remove all disclosures, tables and references regarding “expenses excluding interest expenses.”

Response: All disclosures, tables and references regarding “expenses excluding interest expenses” in the Registration Statement have been removed.

Securities and Exchange Commission

November 9, 2010

Comment 3: General Comment.

Explain in the response letter how the expenses associated with the Reorganization will be allocated between the Funds.

Response: Expenses incurred in connection with the Reorganization will be allocated in one of the following two allocation methodologies: (1) certain expenses will be borne directly by the respective Fund incurring the expense (e.g. printing of the N-14, Fund’s financial statements, mailing, solicitation and tabulation costs); and (2) certain expenses, such as listing and filing fees (e.g. NYSE Listing Fee and SEC Fee) and service fees (e.g. legal, audit and transfer agent fees) will be allocated evenly between the Funds.

Comment 4: General Comment.

With respect to Proposals 3 and 4 in the Registration Statement, clarify that each Fund is proposing to remove its fundamental investment restriction restricting such Fund from issuing senior securities or borrowing amounts in excess of 5% of its total assets taken at market value. Also clarify that each Fund will be able to use leverage up to the maximum amount permitted under the Investment Company Act of 1940 (the “1940 Act”) without further shareholder approval if shareholders approve Proposals 3 and 4 and explain the 1940 Act limitations on leverage.

Response: We have revised the disclosure describing the Policy Amendments to conform to the following form of disclosure:

The shareholders of each Fund are being asked to approve a proposal to remove their respective Fund’s fundamental investment restriction restricting such Fund from issuing senior securities or borrowing amounts in excess of 5% of its total assets taken at market value (each, a “Policy Amendment” and collectively, the “Policy Amendments”). If the Policy Amendments are approved by shareholders, each Fund may use leverage up to the maximum amount permitted under the 1940 Act without further shareholder approval, which means each Fund may use economic leverage treated as a “senior security” under the 1940 Act in an amount up to 50% of its total assets through the issuance of preferred stock and debt securities. Each Fund may also use certain derivative instruments that create economic leverage for such Fund but are not treated as “senior securities” under the 1940 Act, which means each Fund could use economic leverage in excess of 50% of its total assets without shareholder approval, although it has no current intention of doing so.

Securities and Exchange Commission

November 9, 2010

The Boards have authorized the Funds to use economic leverage up to 25% of their respective total assets, subject to shareholder approval of the Policy Amendments. Each Fund currently intends to use economic leverage approximately equal to 15% of its total assets at the time the leverage is implemented, but may use economic leverage up to 25% of its total assets under the new leverage policy set by the Board without further Board or shareholder approval. The Board of each Fund could in the future authorize its respective Fund to use additional leverage up to the maximum amount permitted under the 1940 Act or change the 25% threshold at which Board approval is required to increase leverage, in each case without further shareholder approval.

Under the 1940 Act, a Fund is not permitted to issue senior securities if, immediately after such borrowing, the Fund would have an asset coverage ratio (as defined in the 1940 Act) of less than 300% with respect to indebtedness or less than 200% with respect to preferred stock. The 1940 Act also provides that a Fund may not declare distributions, or purchase its stock (including through tender offers), if immediately after doing so it will have an asset coverage ratio of less than 300% or 200%, as applicable. Under the 1940 Act, certain short-term borrowings (such as for cash management purposes) are not subject to these limitations if (i) repaid within 60 days, (ii) not extended or renewed, and (iii) which are not in excess of 5% of the total assets of a Fund.

Comment 5: Questions and Answers – Will I have to pay any Federal taxes as a result of the Reorganization? (Page iv).

Will APX or MUA have to sell any of their assets before or after the Reorganization in order for MUA to maintain compliance with its investment objective, investment policies and investment restrictions after the Reorganization? If so, then state such action will occur and discuss the tax consequences of such action.

Response: The Funds will not sell any assets outside of the ordinary course of business.

Securities and Exchange Commission

November 9, 2010

Comment 6: Joint Proxy Statement/Prospectus – Summary (Pages 3-4) and Risk Factors and Special Considerations (Pages 13-14).

Replace the tables summarizing the Total Expenses and the Adjusted Total Expenses with a summary of such expenses in a narrative format.

Response: We have replaced the tables with the Total Expenses and the Adjusted Total Expenses and any related examples with the following paragraphs:

For the 12-month period ended April 30, 2010, the Total Expense Ratios of APX and MUA were 0.84% and 0.71%, respectively (as restated for current fees). The Funds estimate that the completion of the Reorganization would result in a Total Expense Ratio for the Combined Fund of 0.70% on a pro forma basis for the 12-month period ended April 30, 2010, representing a reduction in the Total Expense Ratio of 0.14% for APX and 0.01% for MUA, each as a percentage of average net assets attributable to common shares.

For the 12-month period ended April 30, 2010, the Adjusted Total Expense Ratios for APX and MUA would have been 1.05% and 0.91%, respectively. The Funds estimate that the completion of the Reorganization would result in an Adjusted Total Expense Ratio for the Combined Fund of 0.90% on a pro forma basis for the 12-month period ended April 30, 2010, representing a reduction in the Adjusted Total Expense Ratio of 0.15% for APX and 0.01% for MUA, each as a percentage of average net assets attributable to common shares.

We also included the following definition of Adjusted Total Expense Ratios in the “Expense” risk factor section:

“Adjusted Total Expense Ratio” means a Fund’s estimated total annual operating expenses (assuming the Fund’s Policy Amendment had been approved by shareholders and the Fund had utilized leverage approximately equal to 15% of its total assets) expressed as a percentage of its average net assets attributable to its common shares.

Securities and Exchange Commission

November 9, 2010

Comment 7: Joint Proxy Statement/Prospectus – Summary (Pages 11-13).

Include disclosure about the potential increase in expenses associated with the Funds’ use of additional leverage if the Policy Amendments are approved.

Response: We have included the following disclosure in the summary section under “Proposals 3 and 4: Removal of the Funds’ Fundamental Leverage Restrictions”:

Assuming the Funds use leverage approximately equal to 15% of their respective total assets, the contractual management fee for APX, MUA and the Combined Fund as a percentage of their respective net assets are expected to increase by 0.09%, 0.07% and 0.07%, respectively, from 0.68%, 0.58% and 0.58% to 0.77%, 0.65% and 0.65%, respectively.

In addition, for the 12-month period ended April 30, 2010, the Adjusted Total Expense Ratios of APX, MUA and the Combined Fund are expected to be 0.21%, 0.20% and 0.20% higher than the Total Expense Ratios of APX, MUA and the Combined Fund, respectively. For the 12-month period ended April 30, 2010, the Adjusted Total Annual Expense Ratios of APX, MUA and the Combined Fund on a pro forma basis would have been 1.05%, 0.91% and 0.90%, respectively, while the Total Annual Expense Ratios of APX, MUA and the Combined Fund on a pro forma basis were 0.84%, 0.71% and 0.70%, respectively (as restated for current fees).

These increased expenses would be born entirely by the common shareholders and the common shareholders would be entitled to all of the increased net earnings, if any, resulting from the increased used of leverage.

Comment 8: Joint Proxy Statement/Prospectus – Expense Tables for Shareholders (Pages 23-25).

Move the Adjusted Total Expenses Table for Shareholders of the Funds as of April 30, 2010 to the section entitled “Proposals 3 and 4: Amendments to Fundamental Investment Policies.”

Response: The Adjusted Total Expenses Table for Shareholders of the Funds as of April 30, 2010 has been moved to the section entitled “Proposals 3 and 4: Removal of the Funds’ Fundamental Leverage Restrictions” (f/k/a “Proposals 3 and 4: Amendments to Fundamental Investment Policies”).

Securities and Exchange Commission

November 9, 2010

Comment 9: Joint Proxy Statement/Prospectus-Capitalization (Page 45).

The capitalization table should reflect share adjustments based on differences in per share NAV and reorganization expenses.

Response: We have revised the capitalization table. Please see the revised capitalization table below:

Capitalization as of July 31, 2010

	MUA	APX	Adjustments		Pro Forma Combined Fund
Net Assets(a)	$269,937,960	$185,839,393	$(421,819	)(b)	$455,355,534
Common Shares Outstanding	21,137,255	19,981,270	(5,433,707	)(c)	35,684,818
Net Asset Value Per Share	$12.77	$9.30	$(0.01	)(b)	$12.76

(a)	Based on the number of outstanding shares of common stock listed in “Outstanding common shares” table below.
(b)	Reflects non-recurring aggregate estimated Reorganization expenses of $421,819 of which $216,405 is estimated to be attributable to MUA and $205,414 is estimated to be attributable to APX.
(c)	Reflects adjustments of (5,433,707) for APX due to differences in per share NAV.

Comment 10: Statement of Additional Information – Financial Statements (Page S-40).

Include the dates of the financial statements that are being incorporated by reference.

Response: We have included the relevant dates. Please see sentences below.

The audited financial statements of MUA for the fiscal year ended April 30, 2010 are incorporated by reference herein to MUA’s annual report filed on Form N-CSR on July 7, 2010.

The audited financial statements of APX for the fiscal year ended April 30, 2010 are incorporated by reference herein to APX’s annual report filed on Form N-CSR on July 7, 2010.

Securities and Exchange Commission

November 9, 2010

Comment 11: Appendix B – Pro Forma Financial Statements.

Include the name of the surviving entity in all pro forma columns in the financial statements.

Response: The ticker symbol for the surviving entity (MUA) has been included in all pro forma columns in the financial statements.

Comment 12: Appendix B – Pro Forma Financial Statements.

Include a statement in the financial statements that all of the securities of APX comply with the compliance guidelines and/or investment restrictions of MUA and note any securities that will have to be sold in order to effect such compliance.

Response: Paragraph 3 in Note 1 to Notes to Pro Forma Condensed Combined Financial Statements includes the following statement:

As of April 30, 2010, all the securities held by APX comply with the compliance guidelines and/or investment restrictions of MUA.

We have also inserted the statement in the second paragraph of page B-1 in Appendix B.

Comment 13: Appendix B – Pro Forma Financial Statements (Page B-12).

Disclose in the ** Footnote to the Pro Forma Schedule of Investments the actual pro forma adjustments to the Condensed Combined Statement of Assets and Liabilities.

Response: We have revised the footnote to read as follows:

**	Reflects pro forma adjustments of $1,404,894 due to the distribution of undistributed net investment income attributable to APX and the charge for estimated reorganization expenses of $421,819 of which $216,405 was attributable to MUA and $205,414 was attributable to APX, respectively.

Securities and Exchange Commission

November 9, 2010

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-3406 or George Ching at (212) 735-3637.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

cc: George Ching